UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release dated December 11, 2007 of Diana Shipping Inc. (the “Company”) announcing that it has taken delivery of the 2005 built Capesize drybulk carrier to be name “Salt Lake City”.

Corporate Contact:
Ioannis Zafirakis
Director and Vice-President
Telephone: + 30-210-9470100
izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Euro RSCG Magnet
Telephone: + 1-212-367-6848
ed.nebb@eurorscg.com

DIANA SHIPPING INC. ANNOUNCES DELIVERY OF CAPESIZE BULK CARRIER

ATHENS, GREECE, December 11, 2007 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that the Company has taken delivery of the 171,810 dwt Capesize dry bulk carrier “Thalassini Niki”, renamed “Salt Lake City”, built in 2005 by Daewoo Shipbuilding & Marine Engineering Co. Ltd.  The agreement to purchase this vessel was originally announced on October 17, 2007.

As previously announced, “Salt Lake City” was purchased for US$140 million and is chartered as of September 28, 2007 to Refined Success Ltd., guaranteed by Cosco (H.K) Shipping Co Ltd. for a period of minimum 59 to maximum 61 months, at a daily rate of US$55,800 less 5% commission. Current employment is anticipated to generate approximately US$96.2 million of gross revenues for the Company over the minimum scheduled period of the charter.

Including the newly-delivered “Salt Lake City”, the Diana Shipping Inc. fleet currently consists of 18 dry bulk carriers (13 Panamax and 5 Capesize).  The Company also previously announced the purchase of an additional Capesize dry bulk carrier, which is expected to be delivered in early February 2008, and two Capesize new-building dry bulk carriers that are expected to be delivered during the second quarter of 2010.  A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com.

Diana Shipping Chairman and Chief Executive Officer, Simeon Palios, commented:
“The delivery of our recently acquired Capesize vessel, together with the additional vessels scheduled to join the fleet between February 2008 and the second quarter of 2010, are consistent with our disciplined growth strategy. We are very fortunate that market conditions are exceptionally strong and that four of our Panamax vessels are to be re-chartered in the near future.  These lucrative charters together with the enhanced visibility of earnings reinforce our confidence as regards our Company’s results going forward.”

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: December 13, 2007	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President